UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes sale of E&P asset in the Potiguar Basin

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Rio de Janeiro, May 10, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/27/2021, informs that today it finalized the sale, together with Sonangol Hidrocarbonetos Brasil Ltda. (Sonangol), of all the stakes held by both companies in the onshore exploratory block POT-T-794, belonging to the BT-POT-55A concession, located in the Potiguar Basin, in the state of Rio Grande do Norte, to the company Aguila Energia e Participações Ltda.

The total amount of the sale was US$ 750 thousand, having been paid (a) US$ 150 thousand at the signing of the contract on 12/17/2021 and (b) US$ 600 thousand on today's date, already considering the adjustments foreseen in the contract.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras continues to increasingly concentrate its resources on assets that have shown great competitive edge over the years, with lower greenhouse gas emissions.

About the BT-POT-55A concession

The concession was acquired in 2006 in the 7th Bidding Round of Blocks held by the National Agency of Petroleum, Natural Gas and Biofuels (ANP). Petrobras held a 70% stake and Sonangol, the concession operator, held the other 30%.

The consortium drilled two wells in the area, one gas discoverer and one delineation well. There are no remaining Minimum Exploratory Program (MEP) commitments to be fulfilled.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not bythe Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer